Exhibit 77M Mergers


(a)    W.P. Stewart & Co. Growth Fund (the "Fund") and
       W.P. Stewart & Co. Growth Fund, Inc. (the "Predecessor Fund")

(b) On December 1, 2009, the Fund acquired substantially all the assets and liabilities of the Predecessor Fund in exchange for shares of the Fund. The acquisition was accounted for as a tax-free exchange of 195,272 shares of the Fund for the net assets of the Predecessor Fund which amounted to $27,145,641 including $2,222,135 of unrealized appreciation, after the close of business on November 30, 2009.

The Board of Directors of the Predecessor approved the Reorganization and the solicitation of stockholders for their approval of the Reorganization. The Board of Trustees of the Fund approved the reorganization. The shareholders of the Predecessor Fund approved the merger on November 24, 2009. The Predecessor Fund has ceased to be an investment company as defined by the Investment Company Act of 1940.